EXHIBIT 23.1

                CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Dames & Moore, Inc.


We consent to Incorporation by reference in the Registration Statement No. 33-70758 on Form S-8 and Statement No. 33-47303 on Form S-8 of Dames & Moore, Inc. of our report dated May 15, 1997, relating to the consolidated statements of financial position of Dames & Moore, Inc. and subsidiaries as of March 28, 1997 and March 29, 1996, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended March 28, 1997, and the related schedule, which report appears in the March 28, 1997 annual report on Form 10-K of Dames & Moore, Inc. Our report refers to a change in method of accounting for debt and equity securities.




KPMG Peat Marwick LLP
Los Angeles, California
June 18, 1997